

Mail Stop 3561

September 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Thomas R. Johnson
Chief Executive and Chief Financial Officer
Call Now, Inc.
1 Retama Parkway
Selma, TX 78154

>   **Re: Call Now, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 000-27160**

Dear Mr. Johnson:

We have reviewed your response filed August 13, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis

Retama Park Racetrack – Bonds, page 8

1. Please discuss the material terms of the Series A bonds with regard to your rights as a minority holder of the Series A bonds. In this regard, you state that you have provided loans to the RDC to meet its interest and sinking fund obligations on its Series A bonds. Thus, it appears you believe it is in your best interests for the RDC to avoid default on its Series A bonds. If true, discuss the reasons in light of your position as a minority holder of the Series A bonds.

2. Please also discuss the material terms of the Series B bonds with regard to your rights as the majority holder of the Series B bonds. In this regard, you state that no payments have ever been made on the Series B bonds, which suggest they are currently in default. If true, discuss the reasons why you have not asserted any of your rights as the majority holder of the Series B bonds.

Liquidity and Capital Resources

3. As you have identified availability under the margin account as a main source of liquidity, please explain to us and revise your disclosure to indicate the exact formula under which availability under the margin facility is calculated.

4. As you have identified changes in the value of Penson stock as a risk factor with regard to availability of funds under the margin facility, your discussion should also include a sensitivity analysis indicating the impact each $1 change in share price would have on such availability.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Retama Development Corp., page F- 9

5. We note your response to our previous comment 18. Please supplement your response by providing us with a schedule that summarizes the annual amount of your advances to the RDC for each year since the inception of these advances (i.e., since 1997). Please show the principal and interest amounts separately. Also, in your response to our previous comment 18, you stated that you regularly review the

financial status of the RDC. Accordingly, in the schedule that summarizes the annual amount of your advances to the RDC for each year since 1997, please also provide us with the annual income or loss of the RDC for each year since 1997.

6. We note your response to our previous comment 19. However, it remains unclear to us why you fully impaired the Series B bonds in 2006 but believe your continuing advances to the RDC are fully recoverable. Your response indicates that you believe there is sufficient collateral value for the RDC note. However, using that same collateral value, it appears the Series B bonds were at least partially recoverable in 2006. Therefore, it appears that sufficient collateral value is not the only relevant factor to be considered. We note your disclosure that you fully impaired the Series B bonds in 2006 based on the limited available market, the uncertainty of principal or interest payments to be made in the foreseeable future and the subordinated lien on the collateral. However, these same factors would appear to apply to the RDC note. Accordingly, please reconsider your income recognition and impairment policies with respect to the RDC note and expand your disclosures in this regard.

7. We note your response to our previous comment 20. However, if you believe your continuing advances to the RDC are fully recoverable, and you expect that repayment may be made from the operations of the Retama Park racetrack, then financial statements of the RDC would appear to be relevant to an investor's understanding of the collectability of such advances. If you expect the collateral value to be the likely source of repayment, then uncertainty regarding the possibility of realization within the foreseeable future would appear to call into question your income recognition and impairment policies (as discussed in the comment above). Please revise or advise.

Note 5 – Penson Financial Services, Inc. Margin Loan Payable, page F-11

8. We note from your response to our previous comment 21 that, at December 31, 2007, you had two margin accounts. However, your footnote disclosure only discusses the PWI margin account. Please explain to us and revise your disclosure to indicate the facts and circumstances surrounding this second margin account, and why it was closed and the balance transferred to the PWI margin account. This disclosure should also include how availability under each margin facility was determined.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief